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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2003

                            AETERNA LABORATORIES INC.
                     -------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F            Form 40-F    X
                              ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                   No   X
                              ------               ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____


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                                 DOCUMENTS INDEX

DOCUMENTS       DESCRIPTION
---------    -----------------------------------------------------    ----------
    1.          Press Release of April 1, 2003: Aeterna enters
                into a $25 million convertible term loan and
                completes the integration of Zentaris AG
---------    -----------------------------------------------------    ----------


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                           [AETERNA LABORATOIRES LOGO]


                                                       P R E S S   R E L E A S E
                                                           FOR IMMEDIATE RELEASE


            AETERNA ENTERS INTO A $25 MILLION CONVERTIBLE TERM LOAN
                  AND COMPLETES THE INTEGRATION OF ZENTARIS AG

                  CERTAIN WARRANTS ISSUED IN APRIL 2002 EXPIRE

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY (CANADA), APRIL 1, 2003 -- Aeterna Laboratories Inc. (TSX: AEL,
NASDAQ: AELA) today announced that, on March 31, 2003, it entered into a term loan facility with two strategic investors: SGF Sante Inc. and Solidarity Fund QFL. The term loan is in a principal amount of $25 million ($12.5 million per investor), matures on March 31, 2006 and bears interest at an annual rate of 12%. Interest is payable once a year on the anniversary date of the term loan, subject to Aeterna's right to defer payment of interest on the term loan until March 31, 2006. SGF Sante and Solidarity Fund QFL have the option to convert all or any part of the loan, plus accrued and unpaid interest thereon, into subordinate voting shares of Aeterna, at a price of $5.05 per share. This represents a 25% premium over the 10-day weighted average trading price ending on March 28, 2003, the last trading day prior to the completion of this transaction. The term loan is secured by certain of Aeterna's assets. The proceeds of this loan will be used for current operating activities of the Company.

Aeterna also announced today the merger of its subsidiaries Aeterna GmbH and Zentaris AG, thus completing the integration of Zentaris AG, which was acquired in December 2002, providing Aeterna with eleven additional products ranging from preclinical stage up to marketing, as well as several pharmaceutical partners. The company resulting from this merger will be called Zentaris GmbH. As previously announced, this merger has enabled Aeterna to settle the balance of purchase price for Zentaris AG of $40 million to Degussa AG.

"With the combination of today's term loan with SGF Sante and Solidarity Fund QFL and the settlement of the balance of purchase price for Zentaris, Aeterna's cash position is in excess of $50 million. Our financial strength and cash position is bolstered through the profitable activities of Atrium Biotechnologies and the cash flow generated by Zentaris," commented Dennis Turpin, CA, Aeterna's Vice President and CFO.

"We are very pleased with the continued support from SGF Sante and Solidarity Fund QFL. With this financing, as well as the integration of Zentaris and the magnitude and


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quality of our new product portfolio, we are well positioned to pursue our growth strategy, along with the collaboration of all our partners," stated Gilles Gagnon, Aeterna's President and CEO.

During the last three months, several important events took place following the acquisition of Zentaris:

     o Agreement with Hainan Tianwang International Pharmaceutical for the manufacturing and marketing of Lobaplatin(R), throughout the Chinese territory. Lobaplatin(R) is an agent derived from platinum used for cancer treatment. This agreement provides, among other things, a cash receipt of $4.5 million.

     o Appointment of Zentaris' key employees to Board of Directors and management positions of Aeterna Laboratories Inc.

     o Agreement with Baxter Healthcare granting exclusive worldwide rights to product D-63153 for all forms of cancer and for endocrinological use. This agreement provides for undisclosed payments, assumption of 100% of the clinical development costs, and a certain number of additional milestone payments.

     o Exclusive distribution and marketing agreement with German Remedies Limited for marketing Impavido(R) (Miltefosine) in India and Bangladesh. This marks the beginning of worldwide marketing of Miltefosine, which will soon be available in all countries afflicted by Leishmaniasis, better known as the Black Fever.

     o Confirmation of positive financial results of Zentaris for the year 2002, with more than $30 million in revenue and a positive cash flow.

     o Agreement with LG Life Sciences Ltd. for marketing Neovastat in the Korean territory.

In addition, Aeterna announced today that the 2,000,000 warrants and 1,666,667 warrants issued to SGF Sante and Solidarity Fund QFL, respectively, on April 9, 2002 in connection with a $57 million private placement of subordinate voting shares expired in accordance with their terms on March 31, 2003 and have been cancelled. SGF Sante and Solidarity Fund QFL still own 2,000,000 and 1,666,667 warrants, respectively, which may be exercised on or before December 31, 2003 at an exercise price of $20 per subordinate voting share.

ABOUT SGF SANTE

SGF Sante is a subsidiary of Societe generale de financement du Quebec (SGF). SGF's mission is to implement economic development projects within normal profitability conditions, in cooperation with partners. Since its restructuring in 1998, SGF has generated investments of nearly $10.6 billion, and has created over 56,000 direct and indirect jobs in different projects. As of December 31, 2002, SGF's consolidated assets exceeded $3 billion. SGF has 65 international partners operating different corporations in Quebec (www.sgfqc.com).

SGF Sante Inc. owns 5,333,334 subordinate voting shares of Aeterna (8,810,878 subordinate voting shares assuming the conversion of the term loan as of the date hereof), representing 14.83% of the issued and outstanding subordinate voting shares and 13.11% of all of the issued and outstanding shares (20.53% and 18.49%, respectively, assuming the conversion of the term loan) of Aeterna.

ABOUT SOLIDARITY FUND QFL

With net assets of over $4 billion, Solidarity Fund QFL is an investment fund that draws on the savings of Quebecers, more specifically through its RRSPs, in order to contribute to job creation and maintenance in companies, and to participate in Quebec's economic development. The Fund now boasts some 536,000 shareholders and has participated, alone or with other financial partners, in the creation, maintenance and support of over 97,000 jobs (www.fondsftq.com).

Solidarity Fund QFL owns 4,996,525 subordinate voting shares of Aeterna (8,474,069 subordinate voting shares assuming the conversion of the term loan as of the date hereof), representing 13.89% of the issued and outstanding subordinate voting shares and 12.28% of all of the issued and outstanding shares (19.74% and 17.78%, respectively, assuming the conversion of the term loan) of Aeterna.

ABOUT Aeterna Laboratories Inc.

Aeterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from preclinical stage up to marketing. Aeterna has strategic worldwide partners such as Ardana Bioscience, Baxter Healthcare S.A., German Remedies Ltd., Grupo Ferrer Internacional, Hainan Tianwang International Pharmaceutical, LG Life Sciences Ltd., Mayne Group, Medac GmbH, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

Aeterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany.

Aeterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutrition, fine chemicals and pharmaceuticals industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

Aeterna and its entities have 270 employees in Canada and Europe.

Aeterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about Aeterna are available on its Web site at www.aeterna.com.


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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

CANADA
Media Relations:                            Investor Relations:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax: (418) 577-7671                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA                                         EUROPE
The Investor Relations Group                Investor relations
Lisa Lindberg                               Matthias Seeber
Tel.: (212) 825-3210                        Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                         Fax:  011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AETERNA LABORATORIES INC.

DATE: APRIL 1, 2003                   By: /s/ CLAUDE VADBONCOEUR
                                          -----------------------------------
                                          Claude Vadboncoeur
                                          Vice President, Legal Affairs and
                                          Corporate Secretary